

September 20, 2021

Ali Parsadoust, Ph.D.
Chief Executive Officer
Babylon Holdings Limited
1 Knightsbridge Green
London, SW1X 7QA
United Kingdom

       Re: Babylon Holdings Limited
          Amendment No. 3 to Registration Statement on Form F-4
          Filed September 15, 2021
          File No. 333-257694

Dear Dr. Parsadoust:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Considerations, page 165

1.   We note that you have filed Exhibit 8.1 in response to our prior comment 2 and "express no opinion" therein as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Alkuri Securities under Section 367(a) of the Code. Such a carve-out is not appropriate. Please revise to opine on the material federal tax consequences to investors of the Merger. If there is significant doubt about the tax consequences, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In addition, to the extent counsel is rendering a short-form opinion,

please also substantially revise the tax consequences section of the prospectus to clearly state that it is the opinion of named counsel and clearly identify and articulate the opinion being rendered. For guidance, refer to Sections III.B.2, III.C.2, and III.C4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Description of Babylon Warrants, page 294

2.   We note that your warrant agreement identifies either the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for any action or proceeding related to the agreement. Please describe this provision in your prospectus, including whether it applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Index to Financial Statements, page 327

3.   Since Higi is incorporated in Delaware and not a foreign business, tell us what consideration you have given to Rule 3-01 and Rule 3-05 of Regulation S-X regarding unaudited interim financial statement presentation as of June 30, 2021 for Higi SH Holdings Inc.

Consolidated Statement of Profit and Loss and Other Comprehensive Loss, page F-32

4.   We note your response to prior comment three, including your revisions to the income statement line items. However, we were unable to locate specific disclosure that clearly identifies "Platform and application expense" as being a cost of revenue. Please revise your footnote and MD&A disclosure or your line item to more clearly identify these expenses as a cost of revenue.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Labriola, Esq.